SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated March 15, 2018 in respect of 2017 Annual Results Announcement and Closure of Register of Members.

2	Announcement dated March 15, 2018 in respect of Operational Statistics for February 2018.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 16, 2018

By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2017 ANNUAL RESULTS ANNOUNCEMENT

AND CLOSURE OF REGISTER OF MEMBERS

Highlights:

•  Profitability rebounded as planned benefiting from deepened implementation of the Strategy of Focus, Innovation and Cooperation

•  Innovative business model underpinned fast and effective growth in mobile service

•  Achieved competitive network quality and efficiency enhancement with precise investment leveraging focus and cooperation

•  Promoted synergetic cooperation with strategic investors to boost new energy for innovative development

•  Deeply pushed forward market-oriented system and mechanism reform to lift vibrancy and efficiency

•  To leverage mixed-ownership reform to deepen Internet-oriented operation and strive to start a new paradigm of high-quality development

•  In 2017, the Company’s service revenue for the year was RMB249.02 billion, up by 4.6% year-on-year, profit attributable to equity shareholders of the Company increased by 192.5% year-on-year to RMB1.83 billion. In 2017, the Company incurred a net loss on asset disposal related to optical fibre network upgrade of RMB2.9 billion which had no impact on cash flow. Excluding the net loss on asset disposal related to optical fibre network upgrade, profit attributable to equity shareholders of the Company increased by 540.5% year-on-year to RMB4.00 billion

•  In January-February 2018, the Company’s mobile billing subscribers registered a net addition of 5.677 million, up by about 214.7% year-on-year. Overall service revenue was approximately RMB43.22 billion[1], up by about 8.2% year-on-year. Mobile service revenue was approximately RMB26.52 billion[1], up by about 11.6% year-on-year. Revenue from industrial Internet business was approximately RMB3.76 billion[1], up by about 30.7% year-on-year. The profit attributable to the equity shareholders of the Company was approximately RMB1.76 billion[1], up by about 287% year-on-year

CHAIRMAN’S STATEMENT

Dear shareholders,

In 2017, the Company comprehensively deepened the implementation of Focus Strategy and emphasised on scale and profitable development, as well as growth promotion, cost control and mechanism reform, enabling the Company to achieve outstanding results via business model transformation. A substantive breakthrough was made on mixed-ownership reform and the Company saw fundamental improvement in operating results, marching a solid step forward towards its transformational development.

OVERALL RESULTS

In 2017, the Company successfully turned around its operating results with significant improvement. Service revenue for the year was RMB249.02 billion, up by 4.6% year-on-year, and EBITDA2 amounted to RMB81.43 billion, up by 2.4% year-on-year. Profit before income tax reached RMB2.59 billion and profit attributable to equity shareholders of the Company increased by 192.5% year-on-year to RMB1.83 billion. In 2017, the Company incurred a net loss on asset disposal related to optical fibre network upgrade of RMB2.9 billion which had no impact on cash flow. Excluding the net loss on asset disposal related to optical fibre network upgrade, the Company’s EBITDA reached RMB84.33 billion, representing 33.9% of service revenue and an increase of 0.5 percentage point year-on-year while profit before income tax reached RMB5.49 billion and profit attributable to equity shareholders of the Company increased by 540.5% year-on-year to RMB4.00 billion.

By focusing on improving quality and efficiency, the Company pushed forward precise investment, cooperation, sharing and proactively unleash value from resources to improve returns. In 2017, the Company offered competitive network quality despite a significant reduction in capital expenditure of 41.6% year-on-year to RMB42.13 billion. Benefiting from the gradual improvement in service revenue and the substantial decline in capital expenditure, the Company’s free cash flow reached RMB42.92 billion, up by 16.3 times year-on-year. The Company also benefited from the successful completion of the capital injection brought by the implementation of the mixed-ownership reform, which strengthened the Company’s balance sheet substantially and developed a much solid financial position. The liabilities-to-assets ratio went down from 62.9% in the same period of last year to 46.8%.

The Company attached great importance to shareholders’ returns. Taking into consideration the Company’s profitability, debt and cash flow level and capital requirements for its future development, the Board recommended the payment of a final dividend of RMB0.052 per share. Going forward, the Company will continue to strive to enhance its profitability to improve corporate efficiency and shareholders’ returns.

BUSINESS DEVELOPMENT

Strengthened Data Traffic Operation and Development Model Transformation Underpinned Fast and Effective Mobile Business Development with Industry-leading Growth Rate

In 2017, the Company actively promoted the mobile business model transformation and enhanced the quality of new subscribers through innovating products and marketing models. Using a low cost and subsidy model for expanding subscriber base, the Company achieved accelerated growth in mobile service. Mobile service revenue reached RMB156.44 billion, representing a year-on-year growth of 7.9%, exceeded industry average by 2.2 percentage points. Mobile billing subscribers achieved a net increase of 20.34 million to 284.16 million in total in 2017. The average revenue per user (ARPU) of mobile billing subscribers amounted to RMB48.0, up by 3.5% year-on-year.

During the year, the Company strengthened its data traffic operation by launching and expanding in scale the innovative and transformational products, like 2I2C, 2B2C and “Ice-cream Package” targeting medium-to-high end subscribers. It segmented the market and adopted targeted marketing to reach target users effectively, especially the youth market, with low marketing costs, achieving a breakthrough in the 4G subscriber base. In 2017, the Company’s 4G subscriber base witnessed a net increase of 70.33 million to a total of 174.88 million. The 4G subscriber market share was up by 3.7 percentage points year-on-year. The proportion of 4G subscribers to total mobile billing subscribers increased by 21.9 percentage points year-on-year to 61.5%.

The Company sped up the transition towards an innovative business model of “data + content”. It vigorously promoted data-oriented products, enriched with contents and privileges, and unleashed the value of data capacity. Mobile data service sustained a strong growth momentum. In 2017, the Company’s handset Internet access revenue grew by 28.8% year-on-year to RMB92.14 billion. The monthly average DOU per handset subscriber was 2,433MB, up by 359.0% year-on-year, still with enormous growth potential.

Actively Deployed and Nurtured Key Innovative Services to Stabilise Fixed-line Development, while Creating New Energy for Future Growth

In 2017, the Company actively promoted the scale development of innovative services, striving to offset the decline in fixed-line voice revenue and the competitive pressure on the fixed-line broadband market. Fixed-line service revenue was RMB90.87 billion, down by 0.9% year-on-year, which was largely stable. Within that, the proportion of voice revenue dropped to 13.3%, further improving the fixed-line service revenue structure.

The Company actively developed its business by focusing on the complementary resources and business synergies brought in by the strategic investors. Focusing on key industries and key services, it embraced open cooperation and adopted innovative incentive systems to jointly develop an innovative and win-win industry ecosystem. In 2017, the Company achieved new breakthroughs in key innovative services. ICT revenue reached RMB3.32 billion, up by 11.0% year-on-year. IDC and Cloud computing revenue reached RMB11.02 billion, up by 16.6% year-on-year. Internet of Things revenue reached RMB1.41 billion and Big Data revenue reached RMB0.16 billion.

Actively Countered Intense Market Competition through Promoting User Consumption Upgrade and Integrated Development with “High-bandwidth, Mass Video and Big Integration”

Facing intense competition in the broadband market, the Company further enhanced its network coverage capability and quality. Leveraging its strengths in network capability and television and video content, the Company actively promoted the use of high-bandwidth and integrated products to facilitate user consumption upgrade and mutual growth of fixed-line and mobile services. It propelled an Internet-oriented transformation in sales of broadband service to enhance customer perception. It offered new services such as home Internet and home network services in order to explore new innovative service models. In 2017, the Company’s fixed-line broadband access revenue amounted to RMB42.71 billion, down by 2.6% year-on-year. Fixed-line broadband subscribers increased by 1.30 million to 76.54 million. Integrated package subscribers accounted for 43.5% of the total fixed-line broadband subscribers, up by 4.9 percentage points year-on-year. Going forward, the Company’s broadband services will focus on video offering, integrated products and e-commerce channels to further optimise product offerings, strengthen operation and services, and stimulate the sales productivity of front-line staff to constantly enhance the differentiated competitive advantages of its broadband business.

NETWORK DEPLOYMENT

In 2017, the Company insisted on focused and precise investment together with cooperation to achieve efficient network deployment. It maintained market competitive network quality and customer experience, rapidly responded to market demand, providing effective support to business development, despite low capital expenditure. Embracing a return-enhancing investment approach, the Company actively utilised the existing capacity of 4G and fixed-line broadband network, focused its investment on key cities and 4G network, as well as regions with high data traffic and high investment returns. It used Big Data to monitor traffic hotspots to achieve precise capacity expansion. It also vigorously carried out resources sharing and social cooperation in regions with weak resources and met market demand using innovative models. In 2017, the Company continued to fortify its network capabilities. The number of 4G base stations increased by 0.11 million to a total of 0.85 million. FTTH ports accounted for 79.2% of the total fixed-line broadband ports. Network efficiency significantly improved. 4G network utilisation rate increased to 57% and the percentage of FTTH subscribers to total broadband subscribers reached 77%. The network quality and customer perception in key regions continued to rise. The 4G network uplink and downlink average speeds were leading in the industry. The Net Promoter Score (NPS) of mobile network and fixed-line broadband continued to improve and Internet network latency performance ranked the best in the industry.

The Company continued to enhance its transmission, carrier network and other fundamental network capabilities. Its dedicated finance industry network loaded with SDN functions further enhanced business support performance and customer perception of major customers. Its backbone network maintained the lowest latency in the industry. The Company closely monitored the evolution of new technology, with pilot run of new services, such as VoLTE, VoWiFi and “One SIM, Multi Devices” in eight cities, built the world’s biggest single-city NB-IoT network in Shanghai and comprehensively introduced NFV technology, building up capability for future development.

Mixed-ownership reform

In 2017, adhering to the principle of “enhance governance, strengthen incentives, protrude core businesses and raise efficiency”, the Company implemented mixed-ownership reform by using Unicom A Share Company, the controlling shareholder of the Company, as the platform. By introducing strategic investors and leveraging external resources and capabilities, the Company innovated the business cooperation model and achieved strategic business collaboration. It pushed forward system and mechanism reforms, established sound and effective corporate governance and market-oriented incentive mechanism to elevate corporate vitality and efficiency, creating better returns for shareholders and employees.

Financial Strengths, Investment and Operation Capabilities Improved Substantially Following the Introduction of Strategic Investors

In 2017, through non-public issuance of new shares and transfer of existing shares of Unicom A Share Company held by Unicom Group, Unicom A Share Company successfully introduced 14 industry leaders as strategic investors who are complementary to the Company’s business development. Approximately RMB75.0 billion was raised and injected into CUCL, a wholly-owned subsidiary of the Company. All the proceeds will be used by CUCL for upgrading 4G capabilities, technology validation and enablement of 5G network related technologies, launching trial programmes in relation to 5G network and developing innovative services. The injection of external capital effectively enhanced the Company’s financial position and improved its risk control capability.

Pushed Ahead In-depth Synergetic Cooperation with Strategic Investors to Enhance New Energy for Innovative Development

The Company deeply explored and integrated strategic investors’ resources, strengths and took full advantage of the edges of its own fundamental business capabilities. Focusing on key innovative segments including channel touch points, Cloud computing, Big Data, Internet of Things, retail system, video contents, home Internet and basic communications, the Company established powerful alliance and engaged in-depth cooperation with strategic investors, thereby creating a new driving force for innovative business development. During the year, through leveraging the online marketing touch points of Tencent and various other large Internet companies as well as the synergetic development across online and offline marketing, the Company developed about 50 million 2I2C subscribers at low costs. The Company conducted in-depth cooperation with Baidu in Internet of Things, artificial intelligence and Big Data, etc. The Company entered into in-depth cooperation in Cloud services with Tencent and Alibaba through mutual resources and capabilities sharing. The Company built smart living experience stores jointly with JD.com, Alibaba and Suning to actively explore New Retail business model. The Company carried out in-depth cooperation with strategic investors in basic communications business to promote resources sharing and business synergy, thus achieving a win-win situation for all parties.

Accelerated Mechanism Transformation, Enhanced Incentive System and Improved Efficiency

The Company seized the opportunity of mixed-ownership reform to deeply propel innovative reform of mechanism and system. By downsizing and streamlining corporate structure, the Company promoted staff migration to the frontline and established a lean and highly efficient organisational structure. It advanced market-oriented and contractual management of managerial personnel such that positions could go up and down, staff could get in and out while compensation could increase and decrease. The Company pushed forward sub-division and contract-out, selected “mini CEOs” based on a competitive mechanism, vitalised incentives and compensation allocation, and stimulated the internal vibrancy of front-line staff. Unicom A Share Company launched an employee restrictive share incentive scheme. Under the initial grant, 848 million restrictive shares will be granted to core employees. Unlocking conditions are prescribed for units and individuals at all levels on a scientific basis so as to combine short-term and long-term incentives, and align shareholder interests, corporate development and employee interests.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company continues to improve its corporate governance structure and strengthen its execution, which leads to continuous enhancement in management and corporate governance. In 2017, the Company was awarded a number of accolades, including “Asia’s Best Management Team” by FinanceAsia, “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor and the Company’s annual report, “BEAT THE HEADWIND TURN THE TIDE”, was awarded the “Best of Show – World’s Best Annual Report” in International ARC Awards.

The Company has taken the initiative in fulfilling its social responsibilities. Adhering to the development philosophies of “Innovation, Coordination, Greenness, Openness and Sharing”, it deepened supply-side structural reform to meet the ever-increasing demand for information life of the public, actively supporting the harmonious economic, social and environmental development. The Company insisted on smart development and built a quality network with craftsmanship spirit to provide users with smart network experience featuring higher speed, wider coverage and better perception. It vigorously developed smart living and smart industry, and provided a variety of “smart+” applications, enabling the public to enjoy more convenient and more intelligent information life. It fully participated in universal telecommunications services, implemented speed upgrade and tariff reduction and kept introducing new concessionary offerings to narrow digital divide across regions. The Company actively engaged in green operation, facilitated cost reduction and efficiency enhancement, improved development quality and promoted harmonious co-existence between the enterprise and the environment.

OUTLOOK

At present, we are steering into the digital economic era. A new round of technological and industrial revolution is emerging. The Internet will integrate deeply with real economy to power up various industries, bringing about tremendous market potential. China’s economic development is also entering a new era. New development models emphasising on high-quality development requirements will drive the entire society to improve total factor productivity and vigorously cultivate new energy. Looking ahead, China Unicom is embarking on a new historic journey as the mixed-ownership reform allows the Company to establish unique differentiated advantages and heralds new significant strategic opportunities for the Company’s development. In addition, the Company also faces challenges brought about by the decline in legacy services, intensified competition and the implementation of speed upgrade and tariff reduction policies, etc. This has prompted the Company to accelerate its transformation and development, switch driving forces and enhance development quality.

In 2018, the Company will seize firmly the brand new opportunities brought by global technological and industrial reform, China’s economic development model reform and mixed-ownership reform, aiming to instil into China Unicom new DNA, new governance, new operation, new energy and new ecology (the “Five New”). The Company will continue to deepen the strategy of Focus, Innovation and Cooperation, vigorously accelerate Internet-oriented operation, forcefully pushes ahead in-depth synergetic business cooperation with strategic investors, speed up improvement in innovative capability and deepen system and mechanism reforms to raise vibrancy and efficiency, striving to start a new era for its innovative development. In terms of new DNA, upon the implementation of mixed-ownership reform, the Company will explore to quickly adopt an Internet-oriented and market-oriented mindset as its endogenous DNA and achieve breakthroughs. In terms of new governance, the Company will explore to achieve a governance structure ensuring separation of duties and responsibilities as well as coordinated operation with effective checks-and-balances to achieve an operation mechanism with improved total factor productivity. In terms of new operation, the Company will seek new routes to quickly enter the Internet commercial world and become a technology service company based on network operation. In terms of new energy, the Company will speed up the cultivation and enhancement of new energy for “high-quality development and innovative development”. For new ecology, the Company will explore to accelerate the establishment of an open, sharing, embracing and win-win ecosystem. The Company will spare no effort to push forward high-quality and sustainable development and elevate overall competitiveness and corporate efficiency to create greater value for its shareholders.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across the society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 March 2018

Note 1:	The financial data for January – February of 2017–18 was extracted from the internal management accounts prepared under PRC accounting standards, which has not been reviewed or audited by the auditors. The financial data prepared under PRC accounting standards may differ from the data prepared under International/Hong Kong Financial Reporting Standards. Investors are cautioned not to rely on the above internal data.

Note 2:	EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2017 which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2017 annual report.

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2017	2016
Revenue	5	274,829	274,197
Interconnection charges		(12,617)	(12,739)
Depreciation and amortisation		(77,492)	(76,805)
Network, operation and support expenses		(54,507)	(51,167)
Employee benefit expenses		(42,471)	(36,907)
Costs of telecommunications products sold		(26,643)	(39,301)
Other operating expenses		(57,166)	(54,585)
Finance costs		(5,734)	(5,017)
Interest income		1,647	1,160
Share of net profit of associates		893	204
Share of net profit of joint ventures		574	153
Other income – net		1,280	1,591

Profit before income tax		2,593	784
Income tax expenses	6	(743)	(154)

Profit for the year		1,850	630

Profit attributable to:
Equity shareholders of the Company		1,828	625

Non-controlling interests		22	5

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	7	0.07	0.03

Diluted earnings per share (RMB)	7	0.07	0.03

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2017	2016
Profit for the year	1,850	630

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(56)	(544)
Tax effect on changes in fair value of financial assets through other comprehensive income	(2)	14

Changes in fair value of financial assets through other comprehensive income, net of tax	(58)	(530)
Remeasurement of net defined benefit liability, net of tax	6	14

	(52)	(516)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(178)	153

Other comprehensive income for the year, net of tax	(230)	(363)

Total comprehensive income for the year	1,620	267

Total comprehensive income attributable to:
Equity shareholders of the Company	1,598	262

Non-controlling interests	22	5

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2017	2016
ASSETS
Non-current assets
Property, plant and equipment		416,596	451,115
Lease prepayments		9,313	9,436
Goodwill		2,771	2,771
Interest in associates		33,233	32,248
Interest in joint ventures		2,368	1,175
Deferred income tax assets		5,973	5,986
Financial assets at fair value through other comprehensive income	8	4,286	4,326
Other assets		20,721	24,879

		495,261	531,936

Current assets
Inventories and consumables		2,239	2,431
Accounts receivable	9	13,964	13,622
Prepayments and other current assets		13,801	14,023
Amounts due from ultimate holding company		239	—
Amounts due from related parties		3,274	22,724
Amounts due from domestic carriers		4,683	3,908
Financial assets at fair value through profit and loss		160	123
Short-term bank deposits and restricted deposits		5,526	1,754
Cash and cash equivalents		32,836	23,633

		76,722	82,218

Total assets		571,983	614,154

		As at 31 December
	Note	2017	2016
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	10	254,056	179,102
Reserves		(20,912)	(21,017)
Retained profits
– Proposed final dividend	11	1,591	—
– Others		69,315	69,322

		304,050	227,407

Non-controlling interests		297	275

Total equity		304,347	227,682

LIABILITIES
Non-current liabilities
Long-term bank loans		3,473	4,495
Promissory notes		—	17,906
Corporate bonds		17,981	17,970
Deferred income tax liabilities		108	113
Deferred revenue		3,020	2,998
Other obligations		432	335

		25,014	43,817

		As at 31 December
	Note	2017	2016
Current liabilities
Short-term bank loans		22,500	76,994
Commercial papers		8,991	35,958
Current portion of long-term bank loans		410	161
Current portion of promissory notes		17,960	18,976
Accounts payable and accrued liabilities	12	125,260	143,224
Taxes payable		1,121	732
Amounts due to ultimate holding company		2,176	2,463
Amounts due to related parties		8,126	8,700
Amounts due to domestic carriers		2,538	1,989
Dividend payable		920	920
Current portion of corporate bonds		—	2,000
Current portion of deferred revenue		350	369
Current portion of other obligations		2,987	3,141
Advances from customers		49,283	47,028

		242,622	342,655

Total liabilities		267,636	386,472

Total equity and liabilities		571,983	614,154

Net current liabilities		(165,900)	(260,437)

Total assets less current liabilities		329,361	271,499

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2017	2016
Cash flows from operating activities
Cash generated from operations	(a)	91,519	81,168
Interest received		807	335
Interest paid		(6,293)	(4,938)
Income tax paid		(979)	(1,972)

Net cash inflow from operating activities		85,054	74,593

Cash flows from investing activities
Purchase of property, plant and equipment		(61,489)	(98,293)
Proceeds from disposal of Tower Assets and other property, plant and equipment		22,121	6,390
Dividends received from financial assets at fair value through other comprehensive income		167	357
Proceeds from disposal of financial assets at fair value through profit and loss and loss		60	68
Dividends received from associates		10	—
(Increase)/Decrease in short-term bank deposits and restricted deposits		(3,094)	2
Purchase of other assets		(4,204)	(4,092)
Acquisition of financial assets at fair value through profit and loss		(74)	(51)
Acquisition of financial assets at fair value through other comprehensive income		(8)	(18)
Acquisition of interest in associates		(5)	(48)
Acquisition of interest in joint ventures		(620)	(64)
Lending by China Unicom Finance Company Limited (“Finance Company”)		(700)	—
Repayment of loan lent by Finance Company		500	—

Net cash outflow from investing activities		(47,336)	(95,749)

		Year ended 31 December
	Note	2017	2016
Cash flows from financing activities
Proceeds from shares issued		74,954	—
Capital contributions from non-controlling interests		—	270
Proceeds from commercial papers		26,941	59,880
Proceeds from short-term bank loans		117,571	142,567
Proceeds from long-term bank loans		1,549	3,307
Proceeds from ultimate holding company loan		5,237	—
Proceeds from related party loan		535	—
Proceeds from corporate bonds		—	17,965
Repayment of commercial papers		(54,000)	(44,000)
Repayment of short-term bank loans		(172,065)	(149,425)
Repayment of long-term bank loans		(2,686)	(84)
Repayment of related party loan		(60)	—
Repayment of ultimate holding company loan		(3,893)	(1,344)
Repayment of finance lease		(695)	(406)
Repayment of promissory notes		(19,000)	(2,500)
Repayment of corporate bonds		(2,000)	—
Payment of issuing expense for promissory notes		(82)	(102)
Dividends paid to equity shareholders of the Company	11	—	(4,071)
Net (withdrawal)/deposits by Unicom Group and its subsidiaries from/with Finance Company		(112)	2,397
Net deposits from a joint venture with Finance Company		12	—
Change of statutory reserve deposits placed by Finance Company		(620)	(1,577)

Net cash (outflow)/inflow from financing activities		(28,414)	22,877

Net increase in cash and cash equivalents		9,304	1,721
Cash and cash equivalents, beginning of year		23,633	21,755
Effect of changes in foreign exchange rate		(101)	157

Cash and cash equivalents, end of year		32,836	23,633

Analysis of the balances of cash and cash equivalents:
Cash balances		3	1
Bank balances		32,833	23,632

		32,836	23,633

(a)	The reconciliation of profit before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2017	2016
Profit before income tax	2,593	784
Adjustments for:
Depreciation and amortisation	77,492	76,805
Interest income	(1,647)	(1,160)
Finance costs	5,363	4,832
Loss on disposal of property, plant and equipment and other assets	3,489	355
Impairment losses for doubtful debts and write-down of inventories	3,955	4,173
Dividends from financial assets at fair value through other comprehensive income	(206)	(357)
Share of net profit of associates	(893)	(204)
Share of net profit of joint ventures	(574)	(153)
Other investment gain	(19)	(9)
Changes in working capital:
Increase in accounts receivable	(3,667)	(2,664)
Decrease in inventories and consumables	81	1,354
(Increase)/Decrease in short-term bank deposits and restricted deposits	(58)	23
Increase in other assets	(2,034)	(4,763)
Decrease in prepayments and other current assets	166	4,171
Increase in amounts due from ultimate holding company	(39)	—
Decrease/(Increase) in amounts due from related parties	112	(3,302)
Increase in amounts due from domestic carriers	(775)	(1,914)
Increase/(Decrease) in accounts payable and accrued liabilities	5,752	(835)
Increase/(Decrease) in taxes payable	362	(1,176)
Increase/(Decrease) in advances from customers	2,255	(1,329)
Increase in deferred revenue	365	395
Increase in other obligations	45	69
(Decrease)/Increase in amounts due to ultimate holding company	(203)	73
(Decrease)/Increase in amounts due to related parties	(945)	5,311
Increase in amounts due to domestic carriers	549	689

Cash generated from operations	91,519	81,168

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, value-added services, leased lines and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, Unicom Group also transfered certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result of the above transactions, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52% while Unicom Group remain as the ultimate holding company.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the years ended 31 December 2017 and 2016 included in this preliminary announcement of annual results does not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance and will deliver the financial statements for the year ended 31 December 2017 in due course.

The Company’s auditor has reported on those financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value.

(a)	Going Concern Assumption

As at 31 December 2017, current liabilities of the Group exceeded current assets by approximately RMB165.9 billion (2016: approximately RMB260.4 billion). Given the current global economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB307.4 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB271.5 billion was unutilised as at 31 December 2017; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2017 have been prepared on a going concern basis.

(b)	New Accounting Standards and Amendments

The IASB and HKICPA has issued a number of amendments to IFRSs/HKFRSs that are first effective for the current accounting period of the Group. None of these impact on the accounting policies of the Group. However, IAS/HKAS 7, Statement of cash flows: “Disclosure initiative”, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Up to the date of issue of these financial statements, the IASB and HKICPA issued certain amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2017 and which have not been adopted in these financial statements except for IFRS/HKFRS 9(2010), “Financial instruments” was early adopted by the Group on 1 January 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS/HKFRS 9, “Financial instruments” (2014)	1 January 2018
IFRS/HKFRS 15, “Revenue from contracts with customers”	1 January 2018
Amendments to IFRS/HKFRS 2, Share-based payment “Classification and measurement of share-based payment transactions”	1 January 2018
Amendments to IFRS/HKFRS 40, Investment property “Transfer of investment property”	1 January 2018
HK(IFRIC) 22, “Foreign currency transaction and advance consideration”	1 January 2018
Annual Improvements to IFRSs/HKFRSs 2014–2016 Cycle	1 January 2018
IFRS/HKFRS 16, “Leases”	1 January 2019
HK(IFRIC) 23, “Uncertainty over income tax treatments”	1 January 2019

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, and leased lines and associated services. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2017	2016
Total service revenue	249,015	238,033
Sales of telecommunications products	25,814	36,164

	274,829	274,197

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2016: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2016: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2016: 15%).

	2017	2016
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	44	13
– Mainland China and other countries	654	1,722
Under/(Over)-provision in respect of prior years	39	(41)

	737	1,694
Deferred taxation	6	(1,540)

Income tax expenses	743	154

7.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2017 and 2016.

The following table sets forth the computation of basic and diluted earnings per share:

	Note		2017	2016
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share			1,828	625

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i	)	24,567	23,947

Basic/Diluted earnings per share (in RMB)			0.07	0.03

(i)	Weighted average number of ordinary shares

	2017 (in millions)	2016 (in millions)
Issued ordinary shares at 1 January	23,947	23,947
Effect of shares issued	620	—

Weighted average number of ordinary shares at 31 December	24,567	23,947

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2017	2016
Listed in the PRC	158	147
Listed outside the PRC	4,070	4,138
Unlisted	58	41

	4,286	4,326

For the year ended 31 December 2017, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB56 million (2016: decrease of approximately RMB544 million). The decrease, net of tax impact, of approximately RMB58 million (2016: decrease, net of tax impact, of approximately RMB530 million) has been recorded in the consolidated statement of comprehensive income.

9.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of allowance of doubtful debts, is as follows:

	2017	2016
Within one month	7,184	6,557
More than one month to three months	2,763	3,181
More than three months to one year	2,737	2,869
More than one year	1,280	1,015

	13,964	13,622

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

10.	SHARE CAPITAL

Issued and fully paid:	Note	Number of share millions	Share capital
At 1 January 2016, at 31 December 2016		23,947	179,102
Shares issued	1	6,651	74,954

At 31 December 2017		30,598	254,056

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

11.	DIVIDENDS

At a meeting held on 15 March 2017, the Board of Directors of the Company resolved not to pay a final dividend for the year ended 31 December 2016.

At a meeting held on 15 March 2018, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.052 per ordinary share to the shareholders for the year ended 31 December 2017 totaling approximately RMB1,591 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2017, but will be reflected in the financial statements for the year ending 31 December 2018.

	2017	2016
Proposed final dividend:
RMB0.052 (2016: Nil) per ordinary share by the Company	1,591	—

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2017, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2017	2016
Less than six months	104,691	120,191
Six months to one year	9,009	11,689
More than one year	11,560	11,344

	125,260	143,224

13.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

(a)	Certain supplementary provisions

On 31 January 2018, after arm-length negotiations and discussions, China United Network Communications Corporation Limited (“CUCL”) and China Tower Corporation Limited (“Tower Company”) agreed on certain supplementary provisions based on the agreement signed between the Group and Tower Company on 8 July 2016, which mainly relate to a reduction in cost margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangement. The new terms will be effective from 1 January 2018 for a period of five years.

(b)	Restrictive shares

On 9 February 2018, the Board of Directors of A Share Company approved to implement an employee restrictive share incentive scheme. Under the initial grant, 848 million restrictive shares of A Share Company will be granted to employee, including the Group’s core employees, with unlocking conditions prescribed for operating units and individuals on a predetermined basis.

BUSINESS OVERVIEW

In 2017, the Company deepened implementation of the Strategy of Focus, Innovation and Cooperation, actively propelling mixed-ownership reform to promote business development, enabling the business structure to be further optimised and a significantly higher mix of business to come from online channels, and achieving a relatively fast growth in innovative businesses. Thanks to the continuous cost resources optimisation, the Company achieved turnaround in operating results.

Mobile Service

In 2017, the Company actively promoted marketing model transformation and achieved rapid development in 2I2C business, realising growth in both service revenue and subscribers of mobile service. The Company saw O2O synergetic development with accelerated online services development and quality and efficiency enhancement in offline channels. The Company built existing users value enhancement system to accelerate the migration of 2G subscribers to 4G, and launched innovative “Unlimited Video Enjoyment” products to improve the subscriber mix and enhance values. Mobile billing subscribers witnessed a net increase of 20.34 million to a total of 284.16 million during the year. Mobile billing subscribers ARPU was RMB48.0. Mobile handset data traffic reached 7,786.0 billion MB, up by 384% year-on-year. Registered subscribers of “Unlimited Video Enjoyment” reached 8.20 million with monthly active users exceeding 3.00 million. The user base of “WO Video” reached 30.99 million with monthly active subscribers up to 8.63 million.

Fixed-Line Service

In 2017, the Company focused on “Mass Connection, High-bandwidth, Big Integration and Big Video” and launched “Fibre Broadband+”, a new broadband service brand. The Company actively promoted e-commerce business development model, integrated products offering and video add-on for broadband services, also pioneered market-oriented network deployment and fully promoted optical fibre network upgrade to improve network quality. The Company also vigorously pushed forward sub-division and contract out (“mini CEO’s initiative”), aiming to stimulate front-line vibrancy and thus promoting business development. Leveraged on mixed-ownership reform, the Company further strengthened its cooperation with private capital. The number of broadband subscribers witnessed a net increase of 1.30 million to a total of 76.54 million. Broadband access ARPU was RMB46.3. FTTH subscriber penetration reached 77.3%, up by 6.1 percentage points year-on-year. The number of fixed-line local access subscribers decreased by 6.65 million to 60.00 million.

Network Capabilities

In 2017, the Company pushed forward precise construction, continued to enhance network capabilities, and actively built up the 4G network with craftsmanship spirit. It achieved industry-leading average downlink & uplink speed on 4G, demonstrating precise and remarkable differentiation in key areas and in key scenarios. As at the end of 2017, the Company had a total of 852,000 4G base stations in operation and its 4G coverage in towns and villages reached 90.0%. The Company used “differentiated strategies for Southern and Northern China” to enhance broadband capabilities, creating differentiated advantages in fibre broadband network. As at the end of 2017, the number of broadband access ports amounted to 200 million, 98.8% of which were FTTX access ports.

The Company continued to optimise its international network deployment. As at the end of 2017, its international submarine cable resource capacity reached 16.2T, international outbound Internet capacity reached 2.46T, homebound bandwidth reached 2.08T, with international roaming covering 607 operators in 252 countries and regions.

Marketing

Branding

In 2017, the Company harnessed various major events, such as World Table Tennis Championships and National Games to reshape the brand image, and continued to improve business reputation by online targeted, innovative, and cross-sector communications. Meanwhile, the Company organised popular event such as “Craftsmanship Network Thousand Miles Walk” to promote the network advantages and solidify the image and position of premium network with craftsmanship spirit, while enhancing the brand influence of “China Unicom” and “WO” in an all-round manner.

Marketing Strategies

In 2017, the Company strengthened the business synergy with strategic partners brought by mixed-ownership reform, innovated its business model to promote rapid development in 2I2C, launched a series of key products such as “Ice-cream Package” to facilitate subscriber acquisition and value enhancement. By strengthening brand perception, high-speed bandwidth, integrated products and quality video content, the Company continued to enhance the competitiveness of its broadband service while effectively promoting business transformation.

The Company developed public Cloud products under “WO Cloud” brand with partners including Alibaba and Tencent, expanded SME informatisation application market through promoting DingTalk with Alibaba, continued to optimise IDC business operation model to enhance the professional capability of ICT service, and drove scale development of Internet of Things to achieve faster growth in innovative services.

Distribution Channels

In 2017, the Company actively engaged in integrated O2O operations, speeded up the development and expanded the scale of online channels, enabling online channels to be the main channels to service its customers and the key channels for product sales. The Company also actively promoted transformation, enhanced efficiency and innovated its model for offline channels. The Company expanded light touch points and strengthened professionalised operation capabilities in order to maintain steady subscriber development. Through building Internet-based customer retention and value management systems, the Company enhanced customer retention rate. Committed to promoting full cost assessment extensively optimising store demographic, controlling the quantity of store and, and terminating channels with low efficiency and without contribution, the Company set to maximise the effectiveness of the marketing costs.

Customer Care

In 2017, the Company further optimised its service standards and systems, leading to service advancement. By continuing to propel intelligent transformation and synergetic operation between traditional-service channels and Internet-service channels, and enrich operating measures in customer reward and loyalty programmes, the customer perception was improving on an ongoing basis. The Company also took proactive approach to mitigate service shortcomings and pain points, and thus maintained the second lowest customer complaint rate and the industry lowest complaint rate for unsolicited charges during the year.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2017, the Company comprehensively deepened the implementation of the Focus Strategy, the Company’s revenue was RMB274.83 billion in 2017, up by 0.2% compared with last year, of which service revenue improved steadily and reached RMB249.02 billion, up by 4.6% compared with last year. Profit for the year1 was RMB1.83 billion, up by 192.5% compared with last year. Excluding the net loss on asset disposal related to optical fibre network upgrade, profit for the year was RMB4.00 billion, up by RMB3.38 billion compared with last year.

In 2017, net cash flow from operating activities was RMB85.05 billion. Capital expenditure was RMB42.13 billion. Liabilities-to-assets ratio was 46.8% as at 31 December 2017.

II.	REVENUE

In 2017, the Company’s revenue was RMB274.83 billion, up by 0.2% compared with last year, of which, service revenue accounted for RMB249.02 billion, up by 4.6% compared with last year.

The table below sets forth the composition of service revenue, including as a percentage of the service revenue for the years of 2017 and 2016:

	2017		2016
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	249.02	100.0%	238.03	100.0%
Include: Voiceservice	53.52	21.5%	62.41	26.2%
Non-voice services	195.50	78.5%	175.62	73.8%

1.Voice	Service

In 2017, service revenue from the voice service was RMB53.52 billion, down by 14.2% compared with last year.

2.Non-Voice	Service

In 2017, service revenue from the non-voice service was RMB195.50 billion, up by 11.3% compared with last year.

III.	COSTS AND EXPENSES

In 2017, total costs and expenses amounted to RMB272.24 billion, down by 0.4% compared with last year.

The table below sets forth the major items of the costs and expenses and their respective percentage of the revenue for the years of 2017 and 2016:

	2017		2016
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	272.24	99.06%	273.41	99.71%
Operating costs	270.89	98.57%	271.49	99.01%
Include: Interconnection charges	12.62	4.59%	12.74	4.65%
Depreciation and amortisation	77.49	28.20%	76.80	28.01%
Network, operation and support expenses	54.51	19.83%	51.17	18.66%
Employee benefit expenses	42.47	15.45%	36.91	13.46%
Costs of telecommunications products sold	26.64	9.69%	39.30	14.33%
Selling and marketing expenses	34.09	12.40%	34.65	12.64%
General, administrative and other expenses	23.07	8.41%	19.92	7.26%
Finance costs, net of interest income	4.09	1.49%	3.86	1.41%
Share of net profit of associates	-0.89	-0.32%	-0.20	-0.07%
Share of net profit of joint ventures	-0.57	-0.21%	-0.15	-0.06%
Other income-net	-1.28	-0.47%	-1.59	-0.58%

1.	Interconnection charges

Mainly due to the decrease in volume of the interconnection voice calls, the interconnection charges amounted to RMB12.62 billion in 2017, down by 1.0% compared with last year and, as a percentage of revenue, decreased from 4.65% in 2016 to 4.59% in 2017.

2.	Depreciation and amortisation

Depreciation and amortisation charges in 2017 were RMB77.49 billion, up by 0.9% compared with last year and, as a percentage of revenue, changed from 28.01% in 2016 to 28.20% in 2017.

3.	Network, operation and support expenses

The expanded network scale caused higher usage fee of telecommunication towers. The Company incurred network, operation and support expenses of RMB54.51 billion in 2017, up by 6.5% compared with last year. Network, operation and support expenses, as a percentage of revenue, changed from 18.66% in 2016 to 19.83% in 2017.

4.	Employee benefit expenses

As a result of the improved operating results, the Company’s employee benefit expenses amounted to RMB42.47 billion in 2017, up by 15.1% compared with last year and, as a percentage of revenue, changed from 13.46% in 2016 to 15.45% in 2017.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB26.64 billion and revenue from sales of telecommunications products amounted to RMB25.81 billion in 2017. Loss on sales of telecommunications products was RMB0.83 billion, of which terminal subsidy cost amounted to RMB1.25 billion in 2017, down by 59.1% compared with last year.

6.	Selling and marketing expenses

In 2017, the Company continuously promoted the transformation of its sales and marketing model. Selling and marketing expenses were RMB34.09 billion, down by 1.6% compared with last year and, as a percentage of revenue, changed from 12.64% in 2016 to 12.40% in 2017.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB23.07 billion in 2017, up by 15.8% compared with last year and, as a percentage of revenue, changed from 7.26% in 2016 to 8.41% in 2017. It was mainly due to the net loss on asset disposal related to the optical fibre network upgrade of RMB2.90 billion.

8.	Finance costs, net of interest income

In 2017, finance costs, net of interest income, was RMB4.09 billion, up by 6.0% compared with last year.

9.	Other income-net

Other income-net was RMB1.28 billion in 2017, down by RMB0.31 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

In 2017, the Company’s profit before income tax was RMB2.59 billion. Excluding the net loss on asset disposal related to the optical fibre network upgrade, the Company’s profit before income tax was RMB5.49 billion, up by RMB4.71 billion compared with last year.

2.	Income tax

In 2017, the Company’s income tax was RMB0.74 billion and the effective tax rate was 28.6%.

3.	Profit for the year

In 2017, the Company’s profit for the year was RMB1.83 billion. Excluding the net loss on asset disposal related to the optical fibre network upgrade, the Company’s profit for the year was RMB4.00 billion, up by RMB3.38 billion compared with last year. Basic earnings per share was RMB0.074, up by 185.1% compared with last year.

V.	EBITDA[2]

In 2017, the Company’s EBITDA was RMB81.43 billion, up by 2.4% compared with last year. Excluding the net loss on asset disposal related to the optical fibre network upgrade, the Company’s EBITDA was RMB84.33 billion, up by 6.1% compared with last year. EBITDA as a percentage of service revenue was 33.9%, up by 0.5 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2017, capital expenditure of the Company totaled RMB42.13 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2017, the Company’s net cash inflow from operating activities was RMB85.05 billion. Free cash flow was RMB42.92 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in 2017.

	2017
RMB (in billions)	Total amount	As percentage
Total	42.13	100.0%
Include: Mobile network	15.92	37.8%
Broadband and data	9.02	21.4%
Infrastructure and transmission network	11.94	28.3%
Others	5.25	12.5%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB614.15 billion as at 31 December 2016 to RMB571.98 billion as at 31 December 2017. Total liabilities changed from RMB386.47 billion as at 31 December 2016 to RMB267.64 billion as at 31 December 2017. The liabilities-to-assets ratio changed from 62.9% as at 31 December 2016 to 46.8% as at 31 December 2017. The debt-to-capitalisation ratio changed from 43.5% as at 31 December 2016 to 19.5% as at 31 December 2017. The net debt-to-capitalisation ratio was 10.8% as at 31 December 2017.

VIII.	SUBSCRIPTION OF NEW SHARES OF THE COMPANY BY UNICOM BVI

As part of the mixed ownership reform plan implemented by Unicom Group, on 28 November 2017, the Company completed the issuance of 6,651,043,262 shares of the Company to Unicom BVI. The gross proceeds raised by the Company amounted to RMB74,954 million. The proceeds will be used by the Company in accordance with the plan disclosed in the circular issued by the Company on 28 August 2017.

Note 1:	Profit for the year refer to profit attribute to equity shareholders of the Company.

Note 2:	EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2017.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2017, except for the following:

The roles and responsibilities of chairman and chief executive of the Company were performed by the same individual for the year ended 31 December 2017. Mr. Wang Xiaochu serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities to ensure balance of power and authority. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

The directors of the Company (including non-executive directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2017.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2017, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 11 May 2018 (the “AGM”). Notice of AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to shareholders in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.052 per share (the “2017 Final Dividend”), with an aggregate amount of approximately RMB1.591 billion, to the shareholders. If approved by shareholders at the AGM, the 2017 Final Dividend is expected to be paid in Hong Kong dollars on or about 12 June 2018 to those members registered in the Company’s register of members as at 18 May 2018 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM (and any adjournment thereof), and entitlement to the 2017 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the shareholders’ rights to attend and vote at the AGM:

Latest time to lodge transfer documents for registration	4:30 p.m. of 4 May 2018
Closure of register of members	From 7 May 2018 to 11 May 2018
Record date	7 May 2018

(2)	For ascertaining the shareholders’ entitlement to the 2017 Final Dividend:

Latest time to lodge transfer documents for registration	4:30 p.m. of 17 May 2018
Closure of register of members	18 May 2018
Record date	18 May 2018

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the AGM, and to qualify for the 2017 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2017 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2017 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of the Hong Kong Stock Exchange through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2017 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2017 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 17 May 2018, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2017 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2017 annual report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the Shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By Order of the Board

China Unicom (Hong Kong) Limited

Yung Shun Loy Jacky

Company Secretary

Hong Kong, 15 March 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for February 2018

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of February 2018.

Operational statistics for the month of February 2018 are as follows:

February 2018
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	289.840 million
Net Addition of Mobile Billing Subscribers for the Month	2.805 million

Of which:
Aggregate Number of 4G Subscribers	187.131 million
Net Addition of 4G Subscribers for the Month	5.840 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	77.473 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.433 million

Aggregate Number of Local Access Subscribers	59.066 million
Net Addition of Local Access Subscribers for the Month	(0.417) million

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Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of February 2018 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 15 March 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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